Exhibit 99.1

XP Inc. Reports Second Quarter 2026 Results

São Paulo, Brazil, August 17, 2026 – XP Inc. (NASDAQ: XP) (“XP” or the “Company”), a leading tech-enabled platform and a trusted pioneer in providing low-fee financial products and services in Brazil, reported today its financial results for the second quarter of 2026.

Summary

Operating Metrics (unaudited)	2Q26	2Q25	YoY	1Q26	QoQ
Total Client Assets (in R$ bn)	1,535	1,372	12%	1,529	0%
Total Net Inflow (in R$ bn)	28	10	188%	14	94%
Annualized Retail Take Rate	1.20%	1.25%	-5 bps	1.18%	2 bps
Active Clients (in '000s)	4,772	4,720	1%	4,790	0%
Headcount (EoP)	8,491	7,484	13%	8,280	3%
Total Advisors (in '000s)	18.4	18.2	1%	18.3	0%
Retail DATs (in mn)	2.4	2.3	3%	2.7	-13%
Retirement Plans Client Assets (in R$ bn)	101	86	18%	98	3%
Cards TPV (in R$ bn)	13.5	12.4	8%	13.3	1%
Expanded Loan Portfolio (in R$ bn)	77.9	67.4	16%	74.3	5%
Gross Written Premiums (in R$ mn)	489	444	10%	405	21%

Financial Metrics (in R$ mn)[1]	2Q26	2Q25	YoY	1Q26	QoQ
Gross revenue	5,056	4,669	8%	4,919	3%
Retail	3,881	3,577	8%	3,773	3%
Wholesale Bank	1,175	889	32%	1,146	3%
Other	-	202	-100%	-	n.a
Net Revenue	4,884	4,499	9%	4,733	3%
Gross Profit	3,353	3,090	9%	3,179	5%
Gross Margin	68.6%	68.7%	-3 bps	67.2%	148 bps
EBT	1,565	1,364	15%	1,418	10%
EBT Margin	32.0%	30.3%	172 bps	30.0%	209 bps
Net Income	1,384	1,321	5%	1,318	5%
Net Margin	28.3%	29.4%	-103 bps	27.8%	50 bps
Diluted EPS (in R$)	2.67	2.46	9%	2.49	7%
Adjusted ROAE[2]	22.5%	24.4%	-189 bps	21.7%	76 bps
Adjusted ROTE[3]	27.2%	30.0%	-282 bps	26.2%	95 bps
Capital Ratio	20.3%	20.1%	15 bps	20.7%	-39 bps

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1 – Please refer to the Non-GAAP Financial Reconciliation.

2 – Annualized Return on Average Equity.

3 – Annualized Return on Average Tangible Equity. Tangible Equity excludes Intangibles and Goodwill

Operating KPIs

1.	INVESTMENTS

Client Assets and Net Inflow (in R$ billion)

Client Assets totaled R$1.5 trillion in 2Q26, up 12%YoY and stable QoQ. Year-over-year growth was driven by R$103 billion net inflow and R$60 billion in market appreciation.

In 2Q26, Net Inflow was R$28 billion, and Retail Net Inflow was R$20 billion, 28% up year-on-year and 7% higher sequentially.

Active Clients (in ‘000s)

Active clients grew 1% YoY and was roughly stable QoQ, totaling 4.8 million in 2Q26.

Total Advisors (in ‘000s)

Total Advisors connected to XP, including (1) IFAs, (2) XP employees who offer advisory services, (3) Registered Investment Advisors, consultants and wealth managers, among others. As of 2Q26, we had 18.4 thousand Total Advisors, an increase of approximately 1% YoY.

Retail Daily Average Trades (in million)

Retail DATs totaled 2.4 million in 2Q26, up 3% YoY and down 13% QoQ.

NPS

Our NPS, a widely known survey methodology used to measure customer satisfaction, was 66 in 2Q26. The NPS calculation as of a given date reflects the average scores in the prior six months.

2.	RETIREMENT PLANS

Retirement Plans Client Assets (in R$ billion)

As per public data published by Susep, XPV&P’s individual’s market share (PGBL and VGBL) was stable at 5%. Total Client Assets were R$101 billion in 2Q26, up 18% YoY. Assets from XPV&P, our proprietary insurer, grew 34% YoY, reaching R$97 billion.

3.	CARDS

Cards TPV (in R$ billion)

In 2Q26, Total TPV was R$13.5 billion, a 8% growth YoY and 1% increase QoQ.

Active Cards (in ‘000s)

Total Active Cards were 1.6 million in 2Q26, representing a 8% growth YoY and 2% up QoQ, being just over 1.0 million Credit Cards and approximately 0.6 million Active Debit Cards.

4.	CREDIT

Expanded Loan Portfolio (in R$ billion)

Expanded Loan Portfolio reached R$78 billion as of 2Q26, expanding 16% YoY and 5% sequentially.

5.	INSURANCE

Gross Written Premiums (in R$ million)

Gross written premiums (GWP) refer to the total amount of premium income that XPs has written or sold during a particular reporting period before deductions for provisions, reinsurance and other expenses. This figure represents the total premiums that customers have agreed to pay for life insurance policies issued by the company or sold by the company and issued by third-party insurers, including both new policies and renewals. It is a crucial metric for assessing the total business volume of an insurance company or insurance broker within that period.

In 2Q26, Gross Written Premiums grew 10% YoY and expanded 21% QoQ.

Discussion of Financial Results

Total Gross Revenue1

Gross revenue reached R$5.1 billion in 2Q26, reflecting an increase of 8% year-over-year and 3% higher quarter-over-quarter.

The year-over-year growth was driven by equities, funds platform, retail new verticals, and other retail, with new ventures and floating expanding at a rapid pace. The Wholesale bank division also delivered year-over-year growth.

Retail Revenue

(in R$ mn)	2Q26	2Q25	YoY	1Q26	QoQ
Retail Revenue	3,881	3,577	8%	3,773	3%
Equities	1,138	1,030	11%	1,167	-2%
Fixed Income	833	988	-16%	756	10%
Funds Platform	418	341	23%	392	7%
Retirement Plans	118	115	3%	118	0%
Cards	375	323	16%	356	5%
Credit	105	82	27%	90	16%
Insurance	80	65	23%	59	35%
Other Retail	813	634	28%	834	-3%
Annualized Retail Take Rate	1.20%	1.25%	-5 bps	1.18%	2 bps

Retail revenue reached R$3,881 million in 2Q26, representing a 3% increase quarter-over-quarter and a 8% increase year-over-year.

Both equities and funds platform — two of our most important revenue lines — grew at double digit pace when compared to the same period of last year. However, this was partially offset by the MtM impact in fixed income, which brought overall retail revenue growth to 8%. Retail Revenue performance also benefited from strong contributions from banking, float and new verticals, which are reported in the Other Retail line and gained representativeness during the quarter.

Take Rate

Annualized Retail Take Rate was 1.20% in 2Q26, 2bps higher QoQ and 5bps lower YoY.

Wholesale Banking

Since last quarter we have included our Institutional business in the Wholesale segment. Taken together, Corporate, Issuer Services and Institutional grew 32% year-over-year, with revenues totaling R$1,175 million in 2Q26.

The YoY performance was driven by a robust Corporate activity, with revenues reaching R$606 million, a 117% increase YoY. We continue to serve our clients with solutions in credit, derivatives, foreign exchange, and trading, sustaining the robust revenue growth of this segment.

Other Revenue

Accompanying the final phase of our restructuring, the Other revenue line has become less relevant over the years and ceased to exist last quarter, being incorporated in the net interest margin across our business lines.

Costs of Goods Sold and Gross Margin

Gross Margin was 68.6% in 2Q26 versus 67.2% in 1Q26 and 68.7% in 2Q25.

SG&A Expenses

(in R$ mn)	2Q26	2Q25	YoY	1Q26	QoQ
Total SG&A	(1,640)	(1,561)	5%	(1,610)	2%
People	(1,109)	(1,014)	9%	(1,096)	1%
Salary and Taxes	(513)	(417)	23%	(480)	7%
Bonuses	(486)	(435)	12%	(505)	-4%
Share Based Compensation	(110)	(163)	-32%	(111)	-1%
Non-people	(531)	(547)	-3%	(514)	3%
LTM Compensation Ratio	-23.2%	-22.8%	-44 bps	-23.2%	-3 bps
LTM Efficiency Ratio	-34.3%	-34.0%	-27 bps	-34.6%	28 bps
Headcount (EoP)	8,491	7,484	13%	8,280	3%

SG&A expenses totaled R$1.6 billion in 2Q26, 2% higher QoQ, and 5% higher YoY.

Our last twelve months (LTM) compensation ratio4in 2Q26 was 23.2%. Also, our LTM efficiency ratio5reached 34.3% in 2Q26.

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4 - Compensation ratio is calculated as People SG&A (Salary and Taxes, Bonuses and Share Based Compensation) divided by Net Revenue.

5 - Efficiency ratio is calculated as SG&A ex-revenue from incentives from Tesouro Direto, B3, and others divided by Net Revenue.

Earnings Before Taxes

EBT was R$1,565 million in 2Q26, growing 10% QoQ and up 15% YoY. The EBT margin was 32.0%, 209 bps up quarter-over-quarter and 172 bps up YoY.

Adjusted Net Income and Adjusted EPS

In 2Q26, Adjusted Net Income reached R$1.4 billion, up 5% both quarter over quarter and year over year. Adjusted Basic EPS was R$2.71, 7% higher QoQ and 8% up YoY. Adjusted Diluted EPS was R$2.67 for the quarter, 7% up QoQ and 9% higher YoY.

Adjusted ROTE1, 6 and Adjusted ROAE1, 7

In 2Q26 our Adjusted Return on Equity (ROAE) reached 22.5%, while return on tangible equity (ROTE) was 27.2%. Both metrics were up this quarter as we posted a slightly lower BIS ratio.

Capital Management8

In 2Q26 our BIS Ratio was 20.3%, 39 bps lower QoQ and 15 bps higher YoY, while our total RWA was R$126.6 billion, with a 4% increase QoQ and 26% increase YoY. Our CET1 ratio remains at a comfortable level of 17.1%. During the first half of the year, we continued executing share repurchases, totaling approximately R$1 billion. With that, we closed the previous buyback program, but we still have another open program of R$1 billion, which we continue to execute strategically. We are comfortable bringing our BIS ratio to our target range of 16% to 19% toward the end of the year through capital distributions, while still maintaining a comfortable capital buffer.

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6 – Annualized Return on Tangible Common Equity, calculated as Annualized Net Income over Tangible Common Equity, which excludes Intangibles and Goodwill, net of deferred taxes.

7 – Annualized Return on Average Equity.

8 – Managerial BIS Ratio is calculated using the same methodology as the BIS Ratio for our Prudential Conglomerate. However, it is based on the total assets and equity of the entire group.

Other Information

Webcast and Conference Call Information

The Company will host a webcast to discuss its second quarter financial results on Monday, August 17th, 2026, at 5:00 pm ET (6:00 pm BRT). To participate in the earnings webcast please subscribe at 2Q26 Earnings Web Meeting. The replay will be available on XP’s investor relations website at https://investors.xpinc.com/

Investor Relations Contact

ir@xpi.com.br

Important Disclosure

In reviewing the information contained in this release, you are agreeing to abide by the terms of this disclaimer. This information is being made available to each recipient solely for its information and is subject to amendment. This release is prepared by XP Inc. (the “Company,” “we” or “our”), is solely for informational purposes. This release does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities. In addition, this document and any materials distributed in connection with this release are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

This release was prepared by the Company. Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. The information and opinions contained in this release are provided as at the date of this release, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company. The information in this release is in draft form and has not been independently verified. The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this release and any errors therein or omissions therefrom. Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any.

The information contained in this release does not purport to be comprehensive and has not been subject to any independent audit or review. Certain of the financial information as of and for the periods ended of December 31, 2021 and December 31, 2020, 2019, 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements. A significant portion of the information contained in this release is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate. The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results.

Statements in the release, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward-looking statements. These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. These risks and uncertainties include factors relating to: (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (3) competition in the financial services industry; (4) our ability to implement our business strategy; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us; (8) our ability to continue attracting and retaining new appropriately-skilled employees; (9) our capitalization and level of indebtedness; (10) the interests of our controlling shareholders; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere; (12) our ability to compete and conduct our business in the future; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes; (15) changes in labor, distribution and other operating costs; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (17) other factors that may affect our financial condition, liquidity and results of operations. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this release and the Company does not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and we do not intend to update any of these forward-looking statements.

Market data and industry information used throughout this release are based on management’s knowledge of the industry and the good faith estimates of management. The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third-party sources. All of the market data and industry information used in this release involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information.

The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company. The Company is not acting on your behalf and does not regard you as a customer or a client. It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction.

This release includes Adjustments to Reported Net Income, which is non-GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Further, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-GAAP financial measures to the nearest GAAP measure is included in this release.

For purposes of this release:

“Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with Client Assets above R$100.00 or that have transacted at least once in the last thirty days. For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account. For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric.

“Client Assets” means the market value of all client assets invested through XP’s platform and that is related to reported Retail Revenue, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda., XP Advisory Gestão de Recursos Ltda. and XP Vista Asset Management Ltda., as well as by third-party asset managers), pension funds (including those from XP Vida e Previdência S.A., as well as by third-party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Float Balances), among others. Although Client Assets includes custody from Corporate Clients that generate Retail Revenue, it does not include custody from institutional clients (asset managers, pension funds and insurance companies).

Rounding

We have made rounding adjustments to some of the figures included in this release. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unaudited Managerial Income Statement (in R$ mn)

Managerial Income Statement	2Q26	2Q25	YoY	1Q26	QoQ
Total Gross Revenue	5,056	4,669	8%	4,919	3%
Retail	3,881	3,577	8%	3,773	3%
Equities	1,138	1,030	11%	1,167	-2%
Fixed Income	833	988	-16%	756	10%
Funds Platform	418	341	23%	392	7%
Retirement Plans	118	115	3%	118	0%
Cards	375	323	16%	356	5%
Credit	105	82	27%	90	16%
Insurance	80	65	23%	59	35%
Other Retail	813	634	28%	834	-3%
Wholesale	1,175	889	32%	1,146	3%
Issuer Services	186	268	-30%	269	-31%
Corporate	606	279	117%	498	22%
Institutional	383	343	12%	379	1%
Other	-	202	-100%	-	-
Net Revenue	4,884	4,499	9%	4,733	3%
COGS	(1,531)	(1,409)	9%	(1,554)	-1%
Gross Profit	3,353	3,090	9%	3,179	5%
Gross Margin	68.6%	68.7%	-3 bps	67.2%	148 bps
SG&A	(1,638)	(1,498)	9%	(1,609)	2%
People	(1,109)	(1,014)	9%	(1,096)	1%
Non-People	(529)	(483)	9%	(512)	3%
D&A	(88)	(74)	18%	(68)	28%
Interest expense on debt	(116)	(176)	-34%	(103)	13%
Share of profit in joint ventures and associates	54	22	143%	19	192%
EBT	1,565	1,364	15%	1,418	10%
EBT Margin	32.0%	30.3%	172 bps	30.0%	209 bps
Tax Expense	(181)	(43)	322%	(100)	81%
Tax expense (Tax Witholding in Funds)	(15)	(174)	-91%	(30)	-49%
Effective Tax Rate	-12.4%	-14.1%	168 bps	-9.0%	-342 bps
Adjusted Net Income	1,384	1,321	5%	1,318	5%
Adjusted Net Margin	28.3%	29.4%	-103 bps	27,8%	50 bps

Accounting Income Statement (in R$ mn)

Accounting Income Statement	2Q26	2Q25	YoY	1Q26	QoQ
Net revenue from services rendered	1,969	1,795	10%	1,932	2%
Brokerage commission	529	528	0%	582	-9%
Securities placement	473	455	4%	477	-1%
Management fees	558	441	27%	532	5%
Insurance brokerage fee	62	61	3%	58	7%
Commission Fees	286	285	0%	268	7%
Other services	232	196	18%	202	15%
Sales Tax and contributions on Services	(172)	(170)	1%	(186)	-8%
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	(2,257)	(854)	164%	(1,170)	93%
Net income from financial instruments at fair value through profit or loss	5,137	3,515	46%	3,912	31%
Total revenue and income	4,849	4,455	9%	4,674	4%
Operating costs	(1,435)	(1,319)	9%	(1,442)	0%
Selling expenses	(76)	(80)	-5%	(70)	8%
Administrative expenses	(1,703)	(1,572)	8%	(1,641)	4%
Other operating revenues (expenses), net	38	77	-51%	18	107%
Expected credit losses	(96)	(90)	7%	(112)	-14%
Interest expense on debt	(116)	(176)	-34%	(103)	13%
Share of profit or (loss) in joint ventures and associates	54	22	143%	19	192%
Income before income tax	1,515	1,318	15%	1,343	13%
Income tax expense	(131)	4	-3824%	(26)	408%
Net income for the period	1,384	1,321	5%	1,318	5%

Balance Sheet (in R$ mn)

Assets	2Q26	1Q26
Cash	7,978	8,791
Financial assets	377,229	383,856
Fair value through profit or loss	254,617	266,127
Securities	206,944	210,523
Derivative financial instruments	47,673	55,603
Fair value through other comprehensive income	30,905	30,263
Securities	30,905	30,263
Evaluated at amortized cost	91,707	87,467
Securities	5,491	5,740
Securities purchased under agreements to resell	25,611	15,823
Securities trading and intermediation	7,422	9,265
Accounts receivable	1,165	1,161
Loan Operations	35,441	32,328
Other financial assets	16,577	23,150
Other assets	11,853	11,099
Recoverable taxes	568	520
Rights-of-use assets	472	347
Prepaid expenses	4,414	4,530
Other	6,400	5,702
Deferred tax assets	3,829	3,497
Investments in associates and joint ventures	3,718	3,691
Property and equipment	471	468
Goodwill & Intangible assets	2,954	2,908
Total Assets	408,031	414,311

Liabilities	2Q26	1Q26
Financial liabilities	282,266	291,959
Fair value through profit or loss	69,298	73,527
Securities	27,040	23,202
Derivative financial instruments	42,258	50,325
Evaluated at amortized cost	212,968	218,432
Securities sold under repurchase agreements	61,112	61,809
Securities trading and intermediation	20,034	26,271
Financing instruments payable	116,705	117,047
Accounts payables	808	890
Borrowings	1,855	478
Other financial liabilities	12,455	11,938
Other liabilities	100,302	97,127
Social and statutory obligations	1,262	736
Taxes and social security obligations	875	625
Retirement plans liabilities	97,723	95,171
Provisions and contingent liabilities	197	218
Other	245	377
Deferred tax liabilities	631	498
Total Liabilities	383,199	389,585
Equity attributable to owners of the Parent company	24,831	24,717
Issued capital	0	0
Capital reserve	23,636	24,118
Other comprehensive income	(385)	(387)
Treasury	(1,121)	(323)
Retained earnings	2,701	1,310
Non-controlling interest	1	8
Total equity	24,832	24,726
Total liabilities and equity	408,031	414,311

Non-GAAP Reconciliation

Bridge from Accounting P&L to Managerial P&L – 2Q26

In R$ mm	Accounting P&L	Reclassifications and Adjustments	Managerial P&L
Gross Revenues	5,056	-	5,056
Sales Taxes & Deductions	(206)	34	(172)
Net Revenues	4,849	34	4,884
COGS	(1,531)	-	(1,531)
Gross Profit	3,318	34	3,353
Total SG&A	(1,639)	1	(1,638)
People	(1,109)	-	(1,109)
Non-People	(529)	1	(529)
Depreciation & Amortization	(102)	15	(88)
Interest expense on debt	(116)	-	(116)
Share of profit in joint ventures and associates	54	-	54
EBT	1,515	50	1,565
Tax expense	(131)	(50)	(181)
Net Income	1,384	-	1,384